November 19, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Camden Learning Corporation
Amendment No. 5 to Registration Statement on
Form S-1
Filed on November 5, 2007
File No. 333-143098

Dear Mr. Reynolds:

On behalf of Camden Learning Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being faxed and sent via overnight mail to Tom Kluck.

This letter is being sent in response to the Staff’s comments to the Amendment No. 4 to the Registration Statement on Form S-1, filed November 5, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to David Warnock, President and Chief Executive Officer, dated November 16, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.
We note certain discrepancies in the prospectus concerning the redemption of shares. See, e.g., pages 10, 47 (stockholders will not be requested to tender before consummation of business combination); page 16, 48 (describing process for tender that may be required for exercise of redemption rights). Please ensure that statements are accurate and consistent throughout the prospectus.

We have remedied the discrepancies to indicate consistently and accurately throughout the document on pages 10, 16, 47 and 48 that stockholders may be requested to tender their shares of common stock before a business combination is consummated.

2.
We note that your sponsor has agreed to indemnify the trust against claims of various vendors. Please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against the sponsor to enforce its liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

We have clarified throughout Amendment No. 5 (specifically, on pages 11, 16, 49, 57 and 65) that, “Although we have a fiduciary obligation to pursue the sponsor to enforce its indemnification obligations, and intend to pursue such actions as and when we deem appropriate, there can be no assurance it or the Camden III Funds will be able to satisfy those obligations, if required to do so.”

Risk Factors, Page 14

3.
We note the last risk factor on page 24 regarding your existing stockholders controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether existing stockholders, or officers and directors intend to purchase units or shares of common stock from persons in private transactions. If existing stockholders, or officers and directors do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the existing stockholder, or officers and directors do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary.

We have added a risk factor on page 22 of Amendment No. 5 indicating that while our existing stockholders do not currently intend to do so, it is possible they will acquire additional securities from public stockholders in the open market and/or in privately negotiated transactions. Such risk factor also includes factors they may consider in making such purchases, including the ability to influence the stockholder vote to approve a business combination. We have also added relevant disclosure on page 10 of the summary section of Amendment No. 5, titled “Stockholders must approve business combination.”

Proposed Business, page 42

Sources of target business, page 44

4.
We note that you will not pay any of your officers, directors or existing stockholders, or their affiliates, any finder’s fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

We have modified the last sentence of the first paragraph of the section titled “Sources of Target Business” on page 44 to state that, “none of our officers, directors or existing stockholders will receive any finder’s fee, consulting fees or any similar fees or other compensation from any other person or entity, including any target company, in connection with any business combination…”

Additionally, each of the officers and directors signed a Letter Agreement (filed as Exhibits 10.1.1 through 10.1.7) stating:

“Neither the undersigned, any member of the family of the undersigned, nor any Affiliate will be entitled to receive or accept a finder’s fee or any other compensation in the event the undersigned, any member of the family of the undersigned or any Affiliate originates a Business Combination.”

We intend to enforce these letter agreements in accordance with their terms. Furthermore, as indicated on page 10 of Amendment No. 5, our officers are prohibited by the terms of their agreements with the Camden III Funds from investing in portfolio companies of the Camden III Funds.

A prohibition on such fees is contained in our Code of Conduct and Ethics, which has been re-filed as exhibit 99.1 to Amendment No. 5 filed concurrently herewith.

Fair market value of target business, page 46

5.
Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

We have revised the relevant section on page 46 of Amendment No. 5 in response to the Staff’s comment to indicate that such an opinion, “may or may not be relied upon by the stockholders acquiring units in this offering. While we will consider whether such an opinion may be relied on by our stockholders, it will not be dispositive as to which investment bank we seek such opinion from. Other factors contributing to such a determination are expected to include, among others: reputation of the independent investment bank, specifically their knowledge in our particular industry, timing and cost.”

Financial Statements. page F -1

Note 4 - Note Payable to Affiliate and Related Party Transactions, page F-1 0

6.
Please tell us how you plan to value and account for the insider warrants that will be sold to your affiliate. Revise your disclosures to state whether you believe that the sale of the insider warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

The Company has concluded the warrants to be sold in the private placement to our sponsor for $1.00 per warrant will not result in a compensation expense because the $1.00 sales price equals at least the fair value of the warrants. The Company has calculated the fair value of the warrants largely taking into consideration the trading prices of public warrants of similarly-structured transactions immediately subsequent to the separation of the components to the units. In addition, the Company believes that various features applicable to the private placement warrants would also support a modest discount to the trading prices of the public warrants.

In determining the market value of the warrant, the Company has analyzed a sample of similar-structured transactions consummated during 2007 and in doing so reviewed the trading price of the public warrants as of the first day after the separation of the unit. Based on a sample size consisting of fifteen $8.00 Units which have a warrant exercise price of $6.00, the range of average daily closing prices was $0.64 to $1.05. The median of the range is $0.80. The sales price of the private placement warrants exceeds this median by $0.20 per warrant.

In addition, it should also be recognized in determining the fair value of the private placement warrants that one must consider certain features that would support the application of a discount to the fair market value of the public warrants. Neither these warrants, nor the underlying shares of common stock, are transferable for a period of 90 days following consummation of a business combination and they cannot be transferred in the public market unless registered under the Securities Act of 1933, as amended (“Act”). Although the holders of the private placement warrants have been granted demand and piggy-back registration rights with respect to the warrants and underlying shares, they are not exercisable until after the completion of a business combination (as to which some uncertainty exists). Building in the requisite time period to prepare and effect the filing of a registration statement with the Securities and Exchange Commission and the review process, it could take up to an additional six months following consummation of business combination, which is not expected to occur until at least 9 months following the offering. This is in contrast to the public warrants, which are transferable by the holders immediately upon separation of the units, the result of which is that such holders will have the opportunity to trade such warrants in the public market and realize a profit during the minimum 15 month period referred to above, which the holders of the private placement warrants will not have. Clearly, the lack of liquidity builds in a greater risk for the investors in the private placement that justifies a corresponding discount to the purchase price.

In order to reflect the above conclusion the company has revised Note 4 on page F-10 to indicate that “The sale of the warrants to Camden Learning, LLC is not expected to result in the recognition of stock-based compensation expense because they are being sold at or above fair market value.”

Closing Comments

Should you have any questions please contact the undersigned at (410) 878-6800 or Adam Mimeles, Esq. at (212) 370-1300.

Sincerely,

/s/ David L. Warnock
David L. Warnock Chief Executive Officer